IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

June 1, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)
File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on May 11, 2012, as I understand them, regarding Post-Effective Amendment No.72, as filed on March 21, 2012 (the “Amendment”). Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In the Shareholder Fees section of the Fees and Expenses table for Class A shares, please replace “None” with “1.00%” to reflect the potential Contingent Deferred Sales Charge imposed on purchases of $1 million or more at net asset value of Class A shares that are redeemed within 12 months of purchase.

	Response:	We have made this change and attach Exhibit A which reflects the modified disclosure.

2.	Comment:	Please confirm that there are not any Acquired Fund Fees and Expenses that are required to be disclosed in the Fees and Expenses table.

	Response:	We confirm that the Fund is not expected to invest in one or more other Acquired Funds in an amount required to be disclosed as Acquired Fund Fees and Expenses in the Fund’s Annual Fund Operating Expenses table.

3.	Comment:	Regarding Footnote #3 to the Fees and Expenses table, please confirm that there are not any exclusions or waivers to the fund waiver referenced in this footnote.

	Response:	We confirm that there are not any exclusions or waivers to this contractual agreement described in Footnote #3.

4.	Comment:	Please include disclosure which identifies the minimum amount of the Fund’s assets which will be invested outside of the U.S. since the Fund has the word “Global” in its name.

	Response:	We believe that the Fund’s investment process and the expected investment exposure to a number of non-U.S. issuers is consistent with the use of the term “global” in the Fund’s name, and would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with those investments. The Fund’s prospectus states that, “[u]nder normal market conditions, the Fund invests at least 80% of its net assets in equity securities. For this purpose, such equity securities consist primarily of dividend-paying common stocks across the globe.” It also notes that, “[i]n selecting securities for the Fund, [the adviser] combines a top-down, macro thematic approach with a bottom-up stock selection process, and uses a combination of country analysis, industry dynamics, and individual stock selection in comprising the portfolio.”

We note the Commission explicitly rejected making the term “global” subject to the percentage based limitations of the Names Rule, and thus resisted applying a percentage based test for “global” investments. (See Adopting Release at n.42 and accompanying text (stating that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms... ‘international,’ [or] ‘global,’” and that “‘international’ and ‘global’ funds will not be subject to the rule.”)). The Commission has further recognized that the term “global” defies simple definitions, and has noted that “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus,” See Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997).

In rejecting a single definition of “global,” the Commission noted that the general test of whether a particular fund name is misleading under Section 35(d) applies, and that test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (See Adopting Release at text accompanying n.44).

Accordingly, we believe that the use of the term “global” in the Fund’s name fairly represents its investment strategy and risks. In addition to the disclosed strategy and risks, we also note the following disclosure is included in the Fund’s prospectus and is in the prospectus for all other Ivy Funds whose name includes the word “Global” in its name:

“During normal market conditions, the Fund invests at least 65% of its total assets in issuers of at least three countries, which may include the U.S.”

5.	Comment:	In the Principal Investment Strategies section, please define what is meant by “large cap companies.”

	Response:	We have defined what is meant by “large cap companies” and attach Exhibit B which reflects the modified disclosure.

6.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks – Additional Information section, please clarify what notice, or affirmatively state that no notice, will be given, with regard to matters discussed in the following text:

“The objective and investment policies of the Fund may be changed by the Board of Trustees (Board) without a vote of the Fund’s shareholders, unless a policy or restriction is otherwise described as a fundamental policy in the SAI.”

	Response:	We respectfully decline to modify this disclosure to clarify notice requirements. Form N-1A, Item 9(a), requires disclosure of a fund’s investment objective, and if the objective may be changed without shareholder approval. The disclosure, as filed in the Amendment, conforms to the requirements of N-1A and accurately provides circumstances in which shareholder approval is required. We believe that the addition of disclosure to address any notice requirements will add unnecessary complexity and will be confusing to investors. The Fund’s statement of additional information describes the circumstances in which shareholders are required to receive notice.

7.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks – Additional Information section, please revise the wording below since derivatives risk and foreign securities risk are discussed elsewhere in the prospectus as risks of the Fund and since junk bonds are not discussed as a strategy of the Fund:

“Certain types of the Fund’s authorized investments and strategies, such as derivative instruments, foreign securities, and junk bonds, involve special risks.”

	Response:	Please see Exhibit C for the revised disclosure.

8.	Comment:	In the Additional Information about Principal Investment Strategies, Other Investments and Risks – Additional Information section, please move the following sentence to the summary section if actively trading securities is a principal strategy of the Fund:

“The Fund may actively trade securities in seeking to achieve its objective.”

	Response:	We confirm that actively trading securities is not a principal strategy of the Fund and therefore have kept the sentence in its current location.

9.	Comment:	Regarding the Fund’s investments in credit default swap contracts (discussed in the risk definition of “Derivatives Risk”), please indicate or represent that the Fund will cover the full notional amount when selling credit default swaps.

	Response:	We confirm supplementally that the Fund segregates on its custodian’s books liquid unencumbered assets to cover its positions in instruments that have the effect of creating leverage pursuant to the guidance set forth in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (April 18, 1979) (“Release 10666”), Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996), and Letter to Chief Financial Officers from Lawrence A. Friend, Chief Accountant, SEC Division of Investment Management (Nov. 7, 1997).

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/Philip A. Shipp
Philip A. Shipp Assistant Secretary

EXHIBITS

Exhibit A:

Shareholder Fees
(fees paid directly from your investment)	Class A	Class B	Class C	Class I	Class Y

Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None	None	None

Maximum Deferred Sales Charge (Load) (as a % of lesser of amount invested or redemption value)	~~None~~1.00%[1]	5.00%[1]	1.00%[1]	None	None

[1]

For Class A shares, a 1% contingent deferred sales charge (CDSC) is imposed only on purchases of $1 million or more at net asset value (NAV) of Class A shares that are redeemed within 12 months of purchase. For Class B shares, the CDSC declines from 5% for redemptions within the first year of purchase, to 4% for redemptions within the second year, to 3% for redemptions within the third and fourth years, to 2% for redemptions within the fifth year, to 1% for redemptions within the sixth year and to 0% for redemptions after the sixth year. For Class C shares, a 1% CDSC applies to redemptions within 12 months of purchase.

Exhibit B:

Although the Fund invests primarily in large cap companies (typically companies with market capitalizations of at least $10 billion at the time of acquisition), it may invest in companies of any size.

Exhibit C:

Certain types of the Fund’s authorized investments and strategies~~, such as derivative instruments, foreign securities, and junk bonds,~~ involve special risks.

4